NEWS RELEASE

March 20, 2008

Trading Symbols:

AMM :TSX, AAU : AMEX

www.almadenminerals.com

ALMADEN OPTIONS TROPICO PROJECT, MEXICO

Almaden Minerals Ltd. (AMM: TSX: AAU: AMEX; “Almaden”) is pleased to announced that, along with its 60% joint venture partner Santoy Resources Ltd. (SAN: TSX-V; “Santoy”), Almaden (which holds a 40% interest in the project) has optioned the Tropico copper-palladium-platinum-gold project to Skeena Resources Ltd. (SKE: TSX-V; “Skeena”) under terms whereby Skeena can acquire a 60% interest from the Almaden-Santoy joint venture (“the JV”) by making $3 million in work expenditures ($100,000 in year one) on the project and issuing to the JV 1,250,000 shares of Skeena (250,000 upon regulatory approval) over 5 years.

The Tropico copper-platinum-palladium-gold project is located in Sinaloa State, Mexico and is well located with respect to low-cost infrastructure, being crossed by a paved highway, a major powerline, within 10 km of a rail line, and 20 km north of the deep water port of Mazatlan. The property covers an east-northeast striking, 17 km long by 2 to 3 km wide, Late Jurassic to Early Cretaceous Layered Mafic Igneous Complex that intrudes Paleozoic schists (metasediments). The Complex is cored by pyroxenite, or mixed pyroxenite-gabbro, which in turn is enclosed by gabbro. It is intruded by Late Cretaceous to Early Tertiary diorite, which is locally cut by quartz diorite to granodiorite (possibly part of the Sinaloa Batholith). Late stage Oligocene volcanics overlie much of the Complex.

The primary exploration targets are large tonnage, potentially open pitable, low-grade zones of disseminated copper sulphide mineralization with associated platinum, palladium and gold. These would be preferentially deposited proximal to gabbro-pyroxenite contacts in stratigraphically controlled zones where there is a change from predominantly plagioclase cumulate to pyroxene cumulate (both at the hangingwall and footwall contacts of the pyroxenite or mixed pyroxenite-gabbro core). There is also potential for massive, high-grade, copper-nickel-platinum-palladium-gold occurrences in "feeder-pipe" zones or along major faults or within fold structures.

Historically, the project area has been subjected to considerable prospecting, soil geochemistry and ground geophysics, originally by BHP Minerals in the late 1990's, and subsequently, additional geochemistry, extensive mechanical trenching and drilling during the period 1999 to 2002, by the JV. This latter work was largely financed by Sumitomo Metal Mining Co. Ltd. of Japan. Expenditures to date are in the order of $4.5 million.

Nine sulphide occurrences have been identified at Tropico, consisting of variable amounts of chalcopyrite, cubanite, bornite, pyrrhotite, pyrite and minor pentlandite. Some of the better mineralized trenches at the Maricela Occurrence were reported to assay 0.50 to 1.00 % copper (Cu) and up to 1 gram/tonne combined platinum (Pt) + palladium (Pd) + gold (Au) (generally with a platinum to palladium ration in the order of 0.75:1) over widths of 15 to 160 metres. Some 39 drill holes totaling approximately 6,550 metres are reported in the JV summary report (28 core holes by the JV). The best reported drill intercepts were 0.5% Cu and 0.75 g/t Pt+Pd+Au over 38.9 metres (hole M-02-08) and 0.39 % Cu and 0.55 g/t Pt+Pd+Au over 128.1 metres (hole M-01-03) at Maricela; and 0.54% Cu and 0.52 g/t Pt+Pd+Au over 47.0 metres and 0.82% Cu and 0.70 g/t Pt+Pd+Au over 15.5 metres at San Pablo (hole SP-02-01). Generally, most drill intercepts were lower grade than reported overlying trench sampling, possibly attributable to minor supergene enrichment (for trench and drill results, the reader is referred to nine news releases filed by Santoy on the SEDAR website between Jan. 19/01 and Dec. 20/02.

Work on the project was suspended by the JV in December, 2002 due to depressed metal prices (copper at $0.75/lb., platinum at $590/oz., palladium at $230/oz., and gold at $345/oz.) and a proposed follow-up drill program was never initiated.

Skeena has contracted Fugro Airborne Surveys to undertake a helicopter-borne DIGHEM multi-frequency electromagnetic and magnetic survey (1,100 km of 100 metre spaced lines) of the property. The survey coverage and orientation are designed to investigate down-dip areas of known mineralization and those areas covered by a thin mantle of recent volcanics. The survey has been permitted, and is expected to be flown in March, 2008.

Morgan J. Poliquin, P.Eng., a qualified person under the meaning of National Instrument 43-101 and the president, COO and a director of Almaden has reviewed the technical information in this news release.

About Almaden

Almaden is a mineral exploration and development company with a track record of making new discoveries in Canada and Mexico. Almaden currently has an interest in 22 properties that are under active exploration. Almaden will continue with its successful business model of identifying new projects through grass roots exploration and managing risk by forming joint ventures with partner companies which then carry the cost of exploring and developing our projects. Almaden’s grass roots exploration programs are designed to identify new mineral exploration projects in mineral terrains geologically permissive for world-class ore deposits. Almaden is seeking partners with the suitable business and geological resources to explore and assess the potential of these projects through drilling.

ON BEHALF OF THE BOARD OF DIRECTORS

“Morgan J. Poliquin”

___________________________

Morgan J. Poliquin, M.Sc., P.Eng.

Director

Almaden Minerals Ltd.

The Toronto Stock Exchange and American Stock Exchanges have not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in Skeena's filing with the Securities and Exchange Commission.